Exhibit 23

August    , 2015

FAMILY ACQUISITION HOLDINGS, INC.

2801 Highway 280 South, Suite 350

Birmingham, Alabama 35223

Re:	Acquisition of Books-A-Million, Inc.

Ladies and Gentlemen:

Reference is made to the Agreement and Plan of Merger, dated as of July 13, 2015 (as it may be amended from time to time, the “Merger Agreement”), among Family Acquisition Holdings, Inc., a Delaware corporation (“Parent”), Family Merger Sub, Inc., a Delaware corporation (“Sub”), and Books-A-Million, Inc., a Delaware corporation (the “Company”), pursuant to which Sub will be merged with and into the Company (the “Merger”), with the Company being the surviving entity of such Merger and a wholly-owned subsidiary of Parent. This letter agreement (this “Agreement”) sets forth the commitment of the undersigned (the “Management Rollover Investor”), subject to the terms and conditions contained herein, to transfer, contribute and deliver the number of shares of Company Common Stock (“Common Stock”) and/or shares of restricted stock subject to Restricted Stock Awards described in Section 1 below (“Restricted Stock”) to Parent in exchange for the equity of Parent described in Section 1 below. Capitalized terms used but not defined herein have the meanings ascribed to them in the Merger Agreement.

1. Commitment. The Management Rollover Investor hereby commits (his “Commitment”), subject to the terms and conditions set forth herein, to transfer, contribute and deliver to Parent, immediately prior to the Effective Time, the number of shares of Common Stock and/or shares of Restricted Stock subject to Restricted Stock Awards set forth beside his name on Schedule A hereto (the “Rollover Contribution Shares”), free and clear of all Liens (other than any Liens created hereby or under the Equity Incentive Plan or other instruments or agreements delivered to Parent in connection herewith and Liens under applicable securities Laws). In exchange for certificates or other appropriate evidence of ownership of the Rollover Contribution Shares (duly endorsed for transfer), Parent will issue to the Management Rollover Investor a duly executed stock certificate evidencing such number of shares of common stock, par value $0.01 per share, of Parent (the “Parent Shares”) set forth besides such Management Rollover Investor’s name on Schedule A hereto. No Management Rollover Investor shall be obligated to contribute to Parent a number of shares of Common Stock or Restricted Stock in excess of the Rollover Contribution Shares specified on Schedule A. The Rollover Contribution Shares will be issued in exchange for Parent Shares, with the value of each Rollover Contribution Share being equal to the per share Merger Consideration. No shares or other equity interest in Parent which are senior to the Parent Shares will be issued in connection with the Merger and the transactions contemplated by the Merger Agreement.

2. Loan. Immediately following the Closing, or, in the case of tax obligations, at such other time post-Closing as the obligation arises, Parent agrees to provide a loan (the “Rollover Loan”) to the Management Rollover Investor in an amount (i) sufficient to pay any and all income tax obligations as a result of the vesting and/or rollover of the Restricted Stock, and (ii) if applicable, fund the Rollover Investor Fee Amount owed by the Rollover Investor pursuant to Section 11 below. The Rollover Loan will be evidenced by a secured promissory note of the Management Rollover Investor (the “Rollover Note”), bearing interest at rate equal to 100 basis points above the Books-A-Million, Inc. revolver interest rate determined pursuant to Section 2.08 of the Books-A-Million A&R Credit Agreement, as amended, and not to exceed an annual rate of 5.00%. The Rollover Note will provide for annual interest only payments for a period of seven years, with the entire principal and interest balance due and owing on the seventh anniversary of the Closing; provided that, (i) interest payments shall be deferred and no interest payments shall be due until such time as the total amount of dividends paid by Parent to the Management Rollover Investor equals or exceeds the total amount of interest payments under the Rollover Note, in each case measured from the Closing; and (ii) in the event Parent pays an extraordinary or special dividend, the proceeds of such dividend (net of any taxes owed in connection with such dividend) would be applied against the balance of the Rollover Note (including all unpaid interest thereunder). The obligations of the Management Rollover Investor under the Rollover Note will be secured by a pledge of the Parent Shares issued to the Management Rollover Investor in exchange for the Restricted Shares, pursuant to a reasonable and customary Pledge Agreement executed by the Management Rollover Investor (the “Pledge Agreement”).

3. Closing. The closing of the transfer and contribution of the Rollover Contribution Shares and the issuance of the Parent Shares as set forth above and the Rollover Loan (the “Closing”) will take place immediately prior to the Effective Time at such place as shall be designated by Parent. At the Closing, each Management Rollover Investor shall (a) deliver to Parent one or more stock certificates (or other appropriate evidence of ownership) evidencing such number of Rollover Contribution Shares, duly endorsed in blank or accompanied by stock powers or other instruments of transfer duly executed in blank, (b) enter into a customary stockholders’ agreement, mutually agreeable to the parties, having terms consistent with those set forth in Exhibit I and such other terms as mutually agreed upon between the parties and set forth in a final, binding agreement (the “Stockholders’ Agreement”), (c) deliver to Parent the Rollover Note and a Pledge Agreement. Parent shall deliver to the Management Rollover Investor (i) a stock certificate evidencing such number of Parent Shares, set forth besides such Management Rollover Investor’s name on Schedule A hereto; (ii) a counterpart signature to the Stockholders’ Agreement; and (iii) the Rollover Loan amount.

4. Conditions Precedent.

(a) The obligations of Parent to consummate the transactions contemplated hereby are subject to (i) the conditions set forth in Section 7.1 and 7.2 of the Merger Agreement being satisfied or waived by Parent other than any conditions that by their nature are to be satisfied at the Closing, but subject to the substantially concurrent satisfaction of such conditions, (ii) the substantially contemporaneous closing of the Merger, and (iii) the Management Rollover Investor having executed and delivered the Stockholders’ Agreement, the Rollover Note and the Pledge Agreement.

(b) The obligations of each Management Rollover Investor to transfer, contribute and deliver the Rollover Contribution Shares to Parent are subject to (i) the conditions set forth in Section 7.1 and 7.2 of the Merger Agreement being satisfied or waived by Parent other than any conditions that by their nature are to be satisfied at the Closing, but subject to the substantially concurrent satisfaction of such conditions, (ii) the substantially contemporaneous closing of the Merger, and (iii) Parent having executed and delivered the Stockholders’ Agreement.

5. Termination. Except for the payment obligation in the last sentence of Section 11, the obligation of each Management Rollover Investor hereunder will terminate automatically and immediately upon the earlier to occur of (a) the valid termination of the Merger Agreement in accordance with its terms or (b) the Closing, at which time the obligation will be fulfilled.

6. No Modification; Entire Agreement. This Agreement may not be amended, modified or supplemented except by an agreement in writing signed by Parent and the Management Rollover Investor. This Agreement constitutes the sole and entire agreement of the Management Rollover Investor, on the one hand, and Parent, on the other, with respect to the subject matter contained herein, and supersedes all prior and contemporaneous understandings, agreements, representations and warranties, both written and oral, with respect to such subject matter.

7. Parties in Interest; No Third Party Beneficiaries. (i) This Agreement is for the sole benefit of, shall be binding upon, and may be enforced solely by Parent and the Management Rollover Investor, (ii) nothing in this Agreement, express or implied, is intended to or shall confer upon any person (other than Parent and the Management Rollover Investor) any legal or equitable right, benefit or remedy of any nature whatsoever, and (iii) Parent’s creditors shall have no right to enforce, or to cause Parent to enforce, this Agreement; provided, however, that Books-A-Million, Inc., a Delaware corporation is an intended third-party beneficiary of this Agreement and is entitled to enforce this Agreement in accordance with its terms.

8. Governing Law; Submission to Jurisdiction; Venue; Specific Performance.

(a) This Agreement shall be governed by, and construed in accordance with, the Laws of the State of Delaware, regardless of the Laws that might otherwise govern under applicable principles of conflicts of laws thereof.

(b) Each of the parties hereto (i) irrevocably submits itself to the personal jurisdiction of any court of proper subject matter jurisdiction in the State of Delaware in the event any dispute arises out of this Agreement, (ii) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court, (iii) agrees that it will not bring any action relating to this Agreement in any court other than a court in the State of Delaware, other than actions in any court of competent jurisdiction to enforce any judgment, decree or award rendered by any such court, and (iv) waives any right to trial by jury with respect to any suit, action or proceeding directly or indirectly related to or arising out of this

Agreement. Each of the parties hereto further agrees that notice as provided herein shall constitute sufficient service of process and waives any argument that such service is insufficient. Each of the parties hereto hereby irrevocably and unconditionally waives, and agrees not to assert, by way of motion or as a defense, counterclaim or otherwise, in any action related to or arising out of this Agreement, that (i) the action in any such court is brought in an inconvenient forum, (ii) the venue of such action is improper or (iii) this Agreement or the subject matter hereof may not be enforced in or by such courts.

(c) The parties hereto agree that irreparable damage would occur if any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. Accordingly, each party to this Agreement (i) shall be entitled to an injunction or injunctions, specific performance and other equitable relief to prevent breaches or threatened breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement, without proof of damages or otherwise, this being in addition to any other remedy at law or in equity, and (ii) hereby waives any requirement for the posting of any bond or similar collateral in connection therewith. Each party hereto agrees that it will not oppose the granting of an injunction, specific performance and other equitable relief on the basis that (i) the other party has an adequate remedy at law or (ii) an award of specific performance is not an appropriate remedy for any reason at law or equity.

9. No Assignment. No party to this Agreement may assign or delegate, by operation of law or otherwise, all or any portion of its rights or liabilities (including the Commitment) under this Agreement without the prior written consent of the other party to this Agreement, which any such party may withhold in its absolute sole discretion. Notwithstanding the foregoing, Parent may transfer or assign, in its sole discretion, its rights or obligations under this Agreement (including all or any portion of the Commitment of the Management Rollover Investor), in whole or from time to time in part to one or more of its direct or indirect wholly-owned subsidiaries; provided that any such transfer or assignment shall not relieve Parent of its obligations hereunder. Any purported assignment in violation of the foregoing shall be void.

10. Representations and Warranties. The Management Rollover Investor represents, warrants and agrees to the representations, warranties and agreements made by the Management Rollover Investor pursuant to Annex A, as of the date hereof and as of the Closing. Each of the representations, warranties and agreements of the Management Rollover Investor contained in this Agreement shall survive the Closing. No representation, warranty, inducement, promise understanding or condition not set forth in this Agreement has been made or relied upon by either party to this Agreement.

11. Expenses. Immediately following the Closing, the Management Rollover Investor agrees to pay to Parent his proportionate share of all third party fees and expenses incurred in connection with the Merger (the “Rollover Investor Fee Amount”), up to the amount set forth on Schedule A. At the election of the Management Rollover Investor, the Parent will fund the Rollover Investor Fee Amount for the Management Rollover Investor and the Rollover Investor Fee Amount will be added to the Rollover Loan. In the event of a termination of this Agreement, the Management Rollover Investor agrees to promptly pay to Parent his proportionate share of the third party fees and expenses incurred by Parent and the Anderson family in connection with the Agreement and the transactions contemplated thereby, up to the amount set forth on Schedule A. .

12. Miscellaneous.

(a) From time to time, at Parent’s reasonable request and without further consideration, the Management Rollover Investor shall take all further action, and execute and deliver or cause to be executed or delivered such additional documents, as may be reasonably necessary to consummate and make effective, in the most expeditious manner practicable, the transactions contemplated by this Agreement.

(b) Any consent, approval, notice, request or demand required or permitted by this Agreement must be in writing and shall be deemed to have been given when actually received by the party to whom notice is sent.

(c) The provisions of this Agreement shall be deemed severable and the invalidity or unenforceability of any provision shall not affect the validity or enforceability of the other provisions of this Agreement. If any provision of this Agreement, or the application of that provision to any person or any circumstance, is invalid or unenforceable in any jurisdiction, then (i) the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties hereto as closely as possible to the end that the transactions contemplated hereby are consummated to the extent possible and (ii) the remainder of this Agreement and the application of that provision to other persons or circumstances shall not be affected by such invalidity or unenforceability, nor shall such invalidity or unenforceability affect the validity or enforceability of that provision, or the application of that provision, in any other jurisdiction. If any provision of this Agreement is so broad as to be unenforceable, the provision shall be interpreted to be only so broad as is enforceable.

(d) This Agreement may be executed in one or more counterparts (including by facsimile or electronic (i.e., PDF) transmission), all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties hereto and delivered to the other parties hereto.

(e) The parties (i) intend that the transactions contemplated hereby (other than the transactions described in Section 2 of this Agreement) will be treated as tax-free exchanges pursuant to Section 351 of the Internal Revenue Code of 1986, as amended (the “Code”) and any analogous provision of state or local law, (ii) unless otherwise required pursuant to a “determination” within the meaning of Section 1313(a) of the Code or any analogous provision of state or local law, agree to report such transactions in accordance with such treatment on any applicable tax return or attachment thereto, and (iii) to the extent applicable, will comply with the reporting requirements set forth in Treasury Regulations Section 1.351-3 and any analogous provision of state or local law.

[SIGNATURE PAGE FOLLOWS]

Very truly yours,

FAMILY ACQUISITION HOLDINGS, INC.

By
Name:
Title:

Agreed to and accepted:

[ROLLOVER INVESTOR]

Schedule A

Rollover Contribution Shares - Restricted Shares	Rollover Contribution Shares – Shares of Common Stock	Parent Shares	Expense Payment Cap

Annex A

The Management Rollover Investor represents and warrants to Parent, as follows:

1.	He has the legal capacity and authority to execute, deliver and perform his obligations under this Agreement. The execution and delivery by the Management Rollover Investor of this Agreement, the performance by the Management Rollover Investor of his obligations hereunder and the consummation by the Management Rollover Investor of the transactions contemplated by this Agreement have been duly and validly authorized by the Management Rollover Investor and no other actions or proceedings on the part of the Management Rollover Investor are necessary to authorize the execution and delivery by him of this Agreement, the performance by him of his obligations hereunder or the consummation by him of the transactions contemplated by this Agreement. This Agreement has been duly executed and delivered by the Management Rollover Investor and, assuming this Agreement constitutes a valid and binding obligation of Parent, constitutes a legal, valid and binding agreement of the Management Rollover Investor enforceable against the Management Rollover Investor in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors’ rights and to general equity principles (regardless of whether such enforceability is considered in a proceeding in equity or at Law).

2.	The execution and delivery of this Agreement by the Management Rollover Investor do not, and the performance by the Management Rollover Investor of his obligations under this Agreement and the consummation by the Management Rollover Investor of the transactions contemplated by this Agreement, will not: (a) other than the Equity Incentive Plan and any other agreement with respect to the Restricted Stock, conflict with, or result in any violation or breach of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of, or result in, consent, termination, cancelation or acceleration of any obligation or loss of a material benefit under, or to increased, additional, accelerated or guaranteed rights or entitlements of any person under, or result in the creation of any Lien upon his Rollover Contribution Shares under, any provision of (i) any Contract to which the Management Rollover Investor is party or by which any of his Rollover Contribution Shares is bound and (ii) any Order or Law applicable to the Management Rollover Investor or his Rollover Contribution Shares or (b) other than the Equity Inventive Plan and any other agreement with respect to the Restricted Stock, require any consent of, or registration, declaration or filing with, notice to, or permit from, any Person or Governmental Entity (other than any notices or filings as may be required by applicable Law in connection with this Agreement and the transactions contemplated hereby), except, in the case of clauses (a) and (b) above, any such items that, individually or in the aggregate, would not be expected to be materially adverse with respect to the ability of the Management Rollover Investor to timely perform any of his obligations hereunder in any material respect).

3.

The Management Rollover Investor is the sole record holder of the Rollover Contribution Shares and has good and marketable title to all of his Rollover Contribution Shares, subject only to any vesting of restricted shares under the Equity Incentive Plan, and upon transfer, contribution and delivery of the Rollover Contribution Shares to Parent, the Management Rollover Investor will transfer the same free and clear of any Liens (other than any Liens created hereby or under other instruments or agreements delivered to Parent in connection herewith and Liens under applicable securities Laws).

4.	The Management Rollover Investor is: (a) an “accredited investor” as such term is defined in Rule 501(a) promulgated under the Securities Act and (b) acquiring the Parent Shares for the Management Rollover Investor’s own benefit and account for investment only and not with a view to, or for resale in connection with, a public offering or distribution thereof. The Management Rollover Investor agrees that the Management Rollover Investor will not, directly or indirectly, offer, transfer, sell, pledge, hypothecate or otherwise dispose of any Parent Shares (or solicit any offers to buy, purchase or otherwise acquire or take a pledge of any of the Parent Shares), except in compliance with (i) the Securities Act and the rules and regulations of the SEC thereunder, (ii) applicable state and non-U.S. securities or “blue sky” laws and (iii) the provisions of this Agreement and any other agreement among rollover investors in Parent.

5.	The Management Rollover Investor has:

(a) such knowledge, sophistication and experience in business and financial matters so as to be capable of evaluating the merits and risks of acquiring the Parent Shares, contemplated by this Agreement including the risk that the Management Rollover Investor could lose the entire value of those securities, and has so evaluated the merits and risks of such purchase, and can bear any loss associated with an investment in those securities;

(b) been given access to and an opportunity to examine such documents, materials and information concerning Parent as Management Rollover Investor deems to be necessary or advisable in order to reach an informed decision as to an investment in Parent, to the extent that Parent possesses such information, has carefully reviewed and understands these materials and has had answered to Management Rollover Investor’s full satisfaction any and all questions regarding such information, and is familiar with the business and financial condition and operations of Parent and the Company; and

(c) made such independent investigation of Parent, its management, and related matters as Management Rollover Investor deems to be necessary or advisable in connection with the acquisition of the Parent Shares contemplated by this letter agreement.

Exhibit I

Summary of Stockholders Agreement Terms (Management Rollover Investors)

Transfer Restrictions	The Parent Shares owned by a Management Rollover Investor may not be transferred at any time (including by operation of law) without the approval of Parent’s Board of Directors, other than pursuant to a put or call event described below.

Put Option

If a Management Rollover Investor’s employment with Books-A-Million, Inc. (the “Company”) is terminated for any reason, whether by such individual or the Company or Parent, including because such individual reaches the mandatory retirement age of 67, he or she will have the option, exercisable by delivering a written irrevocable notice to Parent within 180 days following the date of the termination event, to put all (but not less than all) of his or her Parent Shares to Parent for the applicable Specified Purchase Price.

Upon such a put event, Parent (or its assignee) shall have up to 90 days in which to close such transaction.

In the case of a put or call event (as further described below), Parent (or its assignee) may elect to pay the Specified Purchase Price in up to two equal annual installments, the first of which shall be paid on the closing date and the second of which will be paid on the first anniversary of the closing date, with interest on the deferred balance to accrue at the “prime rate” from time to time published in the Wall Street Journal plus 2%, which rate shall be reset every three months.

Call Option	If a Management Rollover Investor’s employment with the Company is terminated for any reason, whether by such individual or the Company, including because such individual reaches the mandatory retirement age of 67, Parent (or its assignee) will have the option, exercisable by delivering a written irrevocable notice to such Management Rollover Investor within 180 days following the date of the termination event, to acquire all (but not less than all) of his Parent Shares for the applicable Specified Purchase Price.

Upon such a call event, Parent (or its assignee) shall have up to 90 days in which to close such transaction.

Specified Purchase Price

The Specified Purchase Price means:

(i) the fair market value of the Management Rollover Investor’s Parent Shares, as determined by Parent’s Board of Directors, less the Discount, if (1) the Management Rollover Investor has elected to terminate his or her employment for any reason or (2) Parent or the Company terminates his or her employment for cause

(ii) the fair market value of the Management Rollover Investor’s Parent Shares, as determined by Parent’s Board of Directors, if (1) Parent terminates the Management Rollover Investor without cause, (2) such individual retires at or after age 67, dies or his or her employment is terminated as a result of disability, or (3) Management Rollover Investor terminates his employment for good reason.

The Discount means:

Year 1 – 35%

Year 2 – 30%

Year 3 – 25%

Year 4 – 20%

Year 5 and thereafter – 15%

For purposes of determining fair market value, unless otherwise agreed by Parent and the Management Rollover Investor, the Board of Directors shall engage an independent business appraiser who is accredited by a nationally recognized organization of business valuation experts. The valuation sought will take into account the lack of marketability of Parent’s shares and the lack of control of any shareholder’s ownership.

Other Terms

The Stockholders Agreement will also contain customary provisions providing for the following:

(i) Customary Tag Along and Drag Along rights;

(ii) Piggy Back Registration Rights with respect to the Parent Shares held by the Management Rollover Investor; and

(iii) Pre-emptive rights allowing the Management Rollover Investor to purchase his pro-rata share of any new securities issued or sold by Parent;

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